UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Boot Barn Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

099406 10 0

(CUSIP Number)

William Wardlaw

FS Capital Partners VI, LLC

 11100 Santa Monica Boulevard, Suite 1900

Los Angeles, California 90025

Tel No. (310) 444-1822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 099406 10 0

1	Names of Reporting Persons. FS Capital Partners VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,348,990

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,348,990

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,348,990

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 50.66%(1)

14	Type of Reporting Person (See Instructions) OO

(1)  Percentage ownership is based upon 26,349,738 outstanding shares of Common Stock of the Issuer as of February 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2015 filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2016.

CUSIP No. 099406 10 0

1	Names of Reporting Persons. FS Equity Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,842,393

	8	Shared Voting Power 0

	9	Sole Dispositive Power 12,842,393

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,842,393

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.74%(2)

14	Type of Reporting Person (See Instructions) PN

(2)  Percentage ownership is based upon 26,349,738 outstanding shares of Common Stock of the Issuer as of February 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2015 filed with the SEC on February 2, 2016.

CUSIP No. 099406 10 0

1	Names of Reporting Persons. FS Affiliates VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 506,597

	8	Shared Voting Power 0

	9	Sole Dispositive Power 506,597

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 506,597

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.92%(3)

14	Type of Reporting Person (See Instructions) PN

(3)  Percentage ownership is based upon 26,349,738 outstanding shares of Common Stock of the Issuer as of February 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2015 filed with the SEC on February 2, 2016.

SCHEDULE 13D

This Schedule 13D relates to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Boot Barn Holdings, Inc., a Delaware corporation (the “Issuer”), by FS Capital Partners VI, LLC, FS Equity Partners VI, L.P., and FS Affiliates VI, L.P. (collectively, the “Reporting Persons”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 15776 Laguna Canyon Road, Irvine, California 92618.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of the following persons: (i) FS Equity Partners VI, L.P., a Delaware limited partnership (“FS Equity VI”); (ii) FS Affiliates VI, L.P., a Delaware limited partnership (“FS Affiliates”); and (iii) FS Capital Partners VI, LLC., a Delaware limited liability company (“FS Capital Partners”).

The business address of each of FS Equity VI, FS Affiliates and FS Capital Partners is c/o Freeman Spogli & Co. 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

FS Capital Partners is the general partner of each of FS Equity VI and FS Affiliates and was formed to participate in the management of FS Equity VI and FS Affiliates. FS Equity VI and FS Affiliates are limited partnerships which make investments for long term capital appreciation. Schedule A sets forth with respect to each executive officer and director of FS Capital Partners, such person’s name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person’s citizenship.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer (the “IPO”), FS Equity VI owned 17,026,725 shares of Common Stock of the Issuer and FS Affiliates owned 723,275 shares of Common Stock of the Issuer. As part of a secondary offering in February 2015 (the “Secondary Offering”), FS Equity VI and FS Affiliates sold 5,100,859 and 216,678 shares of Common Stock, respectively. Since the Secondary Offering, FS Equity VI has purchased 916,527 shares of Common Stock in open market purchases between February 5, 2016 and February 18, 2016. These purchases were funded through working capital.

Item 4. Purpose of Transaction.

The shares of Common Stock were acquired for the purpose of investment. FS Capital Partners, FS Equity VI and FS Affiliates previously reported their ownership in the Issuer in a Schedule 13G filed on March 4, 2015. The Reporting Persons are filing this Schedule 13D as a result of the purchase of an aggregate of 916,527 shares of Common Stock purchased by FS Equity VI on the open market between February 5, 2016 and February 18, 2016.

The Reporting Persons intend to review their investment in the Issuer from time to time and, depending upon market conditions and other factors that they may deem material in making an investment decision, one or both of the Reporting Persons may purchase shares of Common Stock in open market or private transactions, sell all or any portion of the Common Stock currently owned or hereafter acquired by it, either in open market or private transactions, or take other steps to increase or decrease or hedge its investment in the Issuer.

Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (j) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The percentages of outstanding shares of Common Stock of the Issuer reported in this Item 5 are based on the assumption that there are 26,349,738 shares of Common Stock outstanding, which is the number of shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q, for the fiscal quarter ended December 26, 2015, filed with the SEC on February 2, 2016.

(a)                                 Amount Beneficially Owned by each Reporting Person and Percent of Class:

(b)                                 Voting and Dispositive Power.

The Reporting Persons may be deemed to beneficially own in the aggregate (within the meaning of Rule 13d-3(a) of the Exchange Act) 13,348,990 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 50.66% of the shares of such class deemed outstanding as of February 1, 2016.

The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock of the Issuer as follows:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned
FS Capital Partners	13,348,990	50.66%
FS Equity VI	12,842,393	48.74%
FS Affiliates	506,597	1.92%
Reporting Persons as a group	13,348,990	50.66%

FS Capital Partners, by virtue of being the sole general partner of FS Equity VI and FS Affiliates, may be deemed to have sole voting and dispositive power with respect to 13,348,990 shares of Common Stock. FS Equity VI disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates. FS Affiliates disclaims beneficial ownership of the shares of Common Stock held by FS Equity VI.

(c)                                  Other Transactions:

Between February 5, 2016 and February 18, 2016, FS Equity VI purchased 916,527 shares of Common Stock as set forth in Schedule B in open market purchases executed through the New York Stock Exchange. Schedule B is incorporated into and made a part of this Schedule 13D.

(d)                                 Interests in Other Persons:

Not applicable

(e)                                  Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the IPO, each of the Issuer, FS Equity VI, FS Affiliates, CapitalSouth Partners Fund II, LP, CapitalSouth Partners SBIC Fund III, LP, Brookside Mezzanine Fund II, LP, AMPEX Retirement Master Trust, JJJ Charitable Foundation, The Patrick Matthew Meany Exempt Trust, Patrick Meany, The Starrett Family Trust, Dated 4-11-99, Hartford Accident and Indemnity Company, and Hartford Life and Accident Insurance Company, entered into a registration rights agreement with respect to all of the shares of Common Stock of the Issuer that they hold. Pursuant to the registration rights agreement, FS Equity VI may, at any time, require the Issuer to register for resale under the Securities Act their registrable shares of Common Stock. These registration rights include the following provisions:

•             Demand Registration Rights. The Issuer granted three demand registration rights to FS Equity VI so long as the holder or holders request the registration of registrable Common Stock having a fair market value of at least $20,000,000, as determined by the Issuer’s Board of Directors. Upon a demand made by FS Equity VI, every party to the agreement can request to be included in the registration on a pro rata basis.

•            Piggyback Registration Right. If at any time, the Issuer proposes to file a registration statement under the Securities Act, the parties shall have the opportunity to include their registrable shares in the registration subject only to a determination by the underwriters that the success of the offer or the offering price would be adversely affected by the inclusion of securities of the parties.

•             Expenses. The Issuer is responsible for paying all registration expenses, excluding underwriting discounts and commissions and the out of pocket expenses of the holders.

•             Indemnification. The Issuer has agreed to indemnify each of the stockholders party to the registration rights agreement against certain liabilities under the Securities Act.

The Reporting Persons have executed a Jointing Reporting Agreement dated February 19, 2016, which is attached hereto as Exhibit 2 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except for the agreement described above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to the securities of the Issuer.

The information set forth in this Item 6 is qualified in its entirety by reference to the registration rights agreement (Exhibit 1 hereto).

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1

Registration Rights Agreement, dated October 29, 2014, by and among FS Equity VI, FS Affiliates, CapitalSouth Partners Fund II, LP, CapitalSouth Partners SBIC Fund III, LP, Brookside Mezzanine Fund II, LP, AMPEX Retirement Master Trust, JJJ Charitable Foundation, The Patrick Matthew Meany Exempt Trust, Patrick Meany, The Starrett Family Trust, Dated 4-11-99, Hartford Accident and Indemnity Company, Hartford Life and Accident Insurance Company and the Issuer (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (Reg. No. 333-199008) filed with the SEC on October 9, 2014).

Exhibit 2	Joint Reporting Agreement dated February 19, 2016 among the Reporting Persons.*

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2016

FS EQUITY PARTNERS VI, L.P. a Delaware Limited Partnership

By: FS Capital Partners VI, LLC
a Delaware Limited Liability Company Its: General Partner

By:	/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President

FS AFFILIATES VI, L.P.
a Delaware Limited Partnership

By: FS Capital Partners VI, LLC
a Delaware Limited Liability Company Its: General Partner

By:	/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President

FS CAPITAL PARTNERS VI, LLC
a Delaware Limited Liability Company

By:	/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President

Schedule A

Name and Citizenship	Position	Business Address
Brad J. Brutocao; U.S.A.	Vice President	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
Bradford M. Freeman; U.S.A.	Co-Chairman	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
Benjamin D. Geiger; U.S.A.	Vice President	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10717
Todd W. Halloran; U.S.A.	Vice President	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10717
John S. Hwang; U.S.A.	Vice President	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
Christian B. Johnson; U.S.A.	Vice President	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10717
Jon D. Ralph; U.S.A.	President and Chief Operating Officer	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
John M. Roth; U.S.A.	Chief Executive Officer	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10717
J. Frederick Simmons; U.S.A.	Vice President and Treasurer	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
Ronald P. Spogli; U.S.A.	Co-Chairman	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
William M. Wardlaw; U.S.A.	Vice President and Secretary	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025

Schedule B

Date	No of Shares	Price	Total
2/5/2016	100	8.15	815.00
2/5/2016	1,300	8.19	10,647.00
2/5/2016	3,400	8.2	27,880.00
2/5/2016	1,200	8.21	9,852.00
2/5/2016	1,254	8.22	10,307.88
2/5/2016	646	8.23	5,316.58
2/5/2016	1,814	8.24	14,947.36
2/5/2016	8,375	8.25	69,093.75
2/5/2016	458	8.26	3,783.08
2/5/2016	750	8.27	6,202.50
2/5/2016	640	8.28	5,299.20
2/5/2016	2,398	8.29	19,879.42
2/5/2016	4,193	8.3	34,801.90
2/5/2016	100	8.305	830.50
2/5/2016	1,269	8.31	10,545.39
2/5/2016	132,386	8.32	1,101,451.52
2/5/2016	806	8.33	6,713.98
2/5/2016	645	8.34	5,379.30
2/5/2016	8,599	8.35	71,801.65
2/5/2016	100	8.355	835.50
2/5/2016	953	8.36	7,967.08
2/5/2016	1,100	8.37	9,207.00
2/5/2016	50	8.375	418.75
2/5/2016	2,050	8.38	17,179.00
2/5/2016	1,450	8.39	12,165.50
2/5/2016	17,064	8.4	143,337.60
2/8/2016	8,000	8.29	66,320.00
2/8/2016	20,000	8.29	165,800.00
2/8/2016	128,401	8.35	1,072,148.35
2/8/2016	26,090	8.50	221,765.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	32	7.93	253.76
2/8/2016	68	7.93	539.24
2/8/2016	32	7.93	253.76
2/8/2016	40	7.93	317.20
2/8/2016	10	7.93	79.30
2/8/2016	18	7.93	142.74
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	62	7.93	491.66
2/8/2016	38	7.93	301.34
2/8/2016	62	7.93	491.66
2/8/2016	38	7.93	301.34
2/8/2016	62	7.93	491.66
2/8/2016	38	7.93	301.34
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00

2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	50	7.93	396.50
2/8/2016	50	7.93	396.50
2/8/2016	37	7.93	293.41
2/8/2016	37	7.93	293.41
2/8/2016	100	7.93	793.00
2/8/2016	1,100	7.93	8,723.00
2/8/2016	200	7.93	1,586.00
2/8/2016	1,100	7.93	8,723.00
2/8/2016	200	7.93	1,586.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	200	7.93	1,586.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	50	7.93	396.50
2/8/2016	10	7.93	79.30
2/8/2016	40	7.93	317.20
2/8/2016	100	7.93	793.00
2/8/2016	100	7.93	793.00
2/8/2016	100	7.95	795.00
2/8/2016	100	7.95	795.00
2/8/2016	100	7.95	795.00
2/8/2016	100	7.95	795.00
2/8/2016	99	7.95	787.05
2/8/2016	1	7.95	7.95
2/8/2016	29	7.95	230.55
2/8/2016	71	7.95	564.45
2/8/2016	29	7.95	230.55
2/8/2016	200	7.95	1,590.00
2/8/2016	100	7.95	795.00

2/8/2016	50	7.95	397.50
2/8/2016	50	7.95	397.50
2/8/2016	100	7.95	795.00
2/8/2016	100	7.95	795.00
2/8/2016	100	7.95	795.00
2/8/2016	100	7.95	795.00
2/8/2016	30	7.95	238.50
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	73	8.00	584.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	200	8.00	1,600.00
2/8/2016	100	8.00	800.00
2/8/2016	200	8.00	1,600.00
2/8/2016	100	8.00	800.00
2/8/2016	200	8.00	1,600.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	400	8.00	3,200.00
2/8/2016	100	8.00	800.00
2/8/2016	400	8.00	3,200.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	63	8.00	504.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	200	8.00	1,600.00
2/8/2016	100	8.00	800.00
2/8/2016	350	8.00	2,800.00

2/8/2016	100	8.00	800.00
2/8/2016	400	8.00	3,200.00
2/8/2016	100	8.00	800.00
2/8/2016	200	8.00	1,600.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	400	8.00	3,200.00
2/8/2016	100	8.00	800.00
2/8/2016	66	8.00	528.00
2/8/2016	34	8.00	272.00
2/8/2016	66	8.00	528.00
2/8/2016	34	8.00	272.00
2/8/2016	100	8.00	800.00
2/8/2016	166	8.00	1,328.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.00	800.00
2/8/2016	100	8.10	810.00
2/8/2016	100	8.10	810.00
2/8/2016	100	8.10	810.00
2/8/2016	100	8.10	810.00
2/8/2016	18	8.10	145.80
2/8/2016	100	8.10	810.00
2/8/2016	100	8.10	810.00
2/8/2016	100	8.10	810.00
2/8/2016	100	8.10	810.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	7	8.15	57.05
2/8/2016	93	8.15	757.95
2/8/2016	7	8.15	57.05
2/8/2016	93	8.15	757.95
2/8/2016	7	8.15	57.05
2/8/2016	93	8.15	757.95
2/8/2016	7	8.15	57.05
2/8/2016	93	8.15	757.95
2/8/2016	7	8.15	57.05
2/8/2016	93	8.15	757.95
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	12	8.15	97.80
2/8/2016	88	8.15	717.20
2/8/2016	12	8.15	97.80
2/8/2016	88	8.15	717.20
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00

2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	1,700	8.15	13,855.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	2,380	8.15	19,397.00
2/8/2016	100	8.15	815.00
2/8/2016	1,050	8.15	8,557.50
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	20	8.15	163.00
2/8/2016	80	8.15	652.00
2/8/2016	20	8.15	163.00
2/8/2016	80	8.15	652.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	300	8.15	2,445.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	50	8.15	407.50
2/8/2016	25	8.15	203.75
2/8/2016	25	8.15	203.75
2/8/2016	25	8.15	203.75
2/8/2016	25	8.15	203.75
2/8/2016	25	8.15	203.75
2/8/2016	20	8.15	163.00
2/8/2016	55	8.15	448.25
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	3,745	8.15	30,521.75
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	5,500	8.15	44,825.00
2/8/2016	100	8.15	815.00
2/8/2016	20	8.15	163.00
2/8/2016	80	8.15	652.00
2/8/2016	20	8.15	163.00
2/8/2016	80	8.15	652.00
2/8/2016	100	8.15	815.00
2/8/2016	1,320	8.15	10,758.00
2/8/2016	100	8.15	815.00

2/8/2016	5,837	8.15	47,571.55
2/8/2016	300	8.15	2,445.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	4,000	8.15	32,600.00
2/8/2016	13	8.15	105.95
2/8/2016	87	8.15	709.05
2/8/2016	13	8.15	105.95
2/8/2016	50	8.15	407.50
2/8/2016	37	8.15	301.55
2/8/2016	13	8.15	105.95
2/8/2016	87	8.15	709.05
2/8/2016	100	8.15	815.00
2/8/2016	1,813	8.15	14,775.95
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	50	8.15	407.50
2/8/2016	50	8.15	407.50
2/8/2016	50	8.15	407.50
2/8/2016	50	8.15	407.50
2/8/2016	50	8.15	407.50
2/8/2016	50	8.15	407.50
2/8/2016	50	8.15	407.50
2/8/2016	30	8.15	244.50
2/8/2016	20	8.15	163.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	200	8.15	1,630.00
2/8/2016	100	8.15	815.00
2/8/2016	200	8.15	1,630.00
2/8/2016	2,300	8.15	18,745.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	100	8.15	815.00
2/8/2016	365	7.95	2,901.75
2/8/2016	62	7.95	492.90
2/8/2016	110	7.95	874.50
2/8/2016	100	7.95	795.00
2/8/2016	100	7.95	795.00
2/8/2016	300	7.95	2,385.00
2/8/2016	20	7.95	159.00
2/8/2016	300	7.96	2,388.00
2/8/2016	279	7.96	2,220.84
2/8/2016	200	7.96	1,592.00

2/8/2016	100	7.96	796.00
2/8/2016	100	7.96	796.00
2/8/2016	100	7.98	798.00
2/8/2016	700	8.02	5,614.00
2/8/2016	178	8.01	1,425.78
2/8/2016	200	8.01	1,602.00
2/8/2016	200	8.01	1,602.00
2/8/2016	100	8.01	801.00
2/8/2016	100	8.01	801.00
2/8/2016	100	8.01	801.00
2/8/2016	50	8.01	400.50
2/8/2016	50	8.01	400.50
2/8/2016	64	8.01	512.64
2/8/2016	200	8.00	1,600.00
2/8/2016	100	8.00	800.00
2/8/2016	222	8.00	1,776.00
2/8/2016	100	8.06	806.00
2/8/2016	100	8.06	806.00
2/8/2016	100	8.06	806.00
2/8/2016	100	8.06	806.00
2/8/2016	100	8.06	806.00
2/8/2016	100	8.06	806.00
2/8/2016	400	8.05	3,220.00
2/8/2016	300	8.05	2,415.00
2/8/2016	100	8.01	801.00
2/8/2016	64	8.01	512.64
2/8/2016	200	8.00	1,600.00
2/8/2016	36	8.00	288.00
2/8/2016	350	8.06	2,821.00
2/8/2016	100	8.06	806.00
2/8/2016	100	8.06	806.00
2/8/2016	100	8.06	806.00
2/8/2016	100	8.08	808.00
2/8/2016	40	8.08	323.20
2/8/2016	100	8.09	809.00
2/8/2016	100	8.09	809.00
2/8/2016	60	8.09	485.40
2/8/2016	55	8.10	445.50
2/8/2016	100	8.11	811.00
2/8/2016	400	8.11	3,244.00
2/8/2016	100	8.10	810.00
2/8/2016	50	8.10	405.00
2/8/2016	50	8.10	405.00
2/8/2016	100	8.10	810.00
2/8/2016	80	8.10	648.00
2/8/2016	100	8.22	822.00
2/8/2016	100	8.22	822.00
2/8/2016	100	8.22	822.00
2/8/2016	100	8.22	822.00
2/8/2016	100	8.22	822.00
2/8/2016	100	8.22	822.00
2/8/2016	100	8.22	822.00
2/8/2016	100	8.22	822.00

2/8/2016	100	8.22	822.00
2/8/2016	100	8.22	822.00
2/8/2016	141	8.23	1,160.43
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	50	8.25	412.50
2/8/2016	9	8.25	74.25
2/8/2016	100	8.25	825.00
2/8/2016	1,100	8.25	9,075.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	200	8.25	1,650.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	1,300	8.25	10,725.00
2/8/2016	100	8.25	825.00

2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	1,500	8.25	12,375.00
2/8/2016	300	8.25	2,475.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	18	8.25	148.50
2/8/2016	82	8.25	676.50
2/8/2016	18	8.25	148.50
2/8/2016	82	8.25	676.50
2/8/2016	18	8.25	148.50
2/8/2016	82	8.25	676.50
2/8/2016	18	8.25	148.50
2/8/2016	82	8.25	676.50
2/8/2016	18	8.25	148.50
2/8/2016	82	8.25	676.50
2/8/2016	18	8.25	148.50
2/8/2016	82	8.25	676.50
2/8/2016	18	8.25	148.50
2/8/2016	82	8.25	676.50
2/8/2016	18	8.25	148.50
2/8/2016	42	8.25	346.50
2/8/2016	40	8.25	330.00
2/8/2016	10	8.25	82.50
2/8/2016	90	8.25	742.50
2/8/2016	100	8.25	825.00
2/8/2016	10	8.25	82.50
2/8/2016	90	8.25	742.50

2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	1,400	8.25	11,550.00
2/8/2016	10	8.25	82.50
2/8/2016	90	8.25	742.50
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	10	8.25	82.50
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	300	8.25	2,475.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	50	8.25	412.50
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	12	8.25	99.00
2/8/2016	88	8.25	726.00
2/8/2016	88	8.25	726.00
2/8/2016	12	8.25	99.00
2/8/2016	76	8.25	627.00
2/8/2016	200	8.25	1,650.00
2/8/2016	12	8.25	99.00
2/8/2016	100	8.25	825.00
2/8/2016	200	8.25	1,650.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	50	8.25	412.50

2/8/2016	100	8.25	825.00
2/8/2016	3,400	8.25	28,050.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	300	8.25	2,475.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	900	8.25	7,425.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	200	8.25	1,650.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	1,600	8.25	13,200.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	200	8.25	1,650.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	20	8.25	165.00
2/8/2016	80	8.25	660.00
2/8/2016	100	8.25	825.00

2/8/2016	120	8.25	990.00
2/8/2016	100	8.25	825.00
2/8/2016	300	8.25	2,475.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	2,094	8.25	17,275.50
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	100	8.25	825.00
2/8/2016	300	8.25	2,475.00
2/8/2016	100	8.26	826.00
2/8/2016	100	8.26	826.00
2/8/2016	100	8.26	826.00
2/8/2016	71	8.26	586.46
2/8/2016	29	8.26	239.54
2/8/2016	71	8.26	586.46
2/8/2016	29	8.26	239.54
2/8/2016	100	8.26	826.00
2/8/2016	47	8.26	388.22
2/8/2016	95	8.26	784.70
2/8/2016	100	8.27	827.00
2/8/2016	1,158	8.27	9,576.66
2/8/2016	100	8.50	850.00
2/8/2016	100	8.50	850.00
2/8/2016	100	8.50	850.00
2/8/2016	50	8.50	425.00
2/8/2016	50	8.50	425.00
2/8/2016	50	8.50	425.00
2/9/2016	3,538	7.75	27,419.50
2/9/2016	17,408	7.77	135,260.16
2/9/2016	300	7.89	2,367.00
2/9/2016	8,308	7.9	65,633.20
2/9/2016	1,209	7.94	9,599.46
2/9/2016	1,600	7.95	12,720.00
2/9/2016	1,220	7.96	9,711.20
2/9/2016	1,700	7.97	13,549.00
2/9/2016	640	7.98	5,107.20
2/9/2016	700	7.99	5,593.00
2/9/2016	736	8	5,888.00
2/9/2016	1,565	8.01	12,535.65
2/9/2016	400	8.02	3,208.00
2/9/2016	2,899	8.03	23,278.97
2/9/2016	2,200	8.04	17,688.00
2/9/2016	500	8.05	4,025.00
2/9/2016	600	8.17	4,902.00
2/9/2016	12,415	8.18	101,554.70
2/9/2016	1,833	8.19	15,012.27
2/9/2016	1,300	8.2	10,660.00
2/9/2016	100	8.205	820.50

2/9/2016	600	8.21	4,926.00
2/9/2016	1,265	8.24	10,423.60
2/9/2016	496	8.25	4,092.00
2/9/2016	2,871	8.26	23,714.46
2/9/2016	1,093	8.27	9,039.11
2/9/2016	800	8.28	6,624.00
2/9/2016	571	8.29	4,733.59
2/9/2016	100	8.3	830.00
2/9/2016	145	8.31	1,204.95
2/9/2016	1,100	8.32	9,152.00
2/9/2016	500	8.33	4,165.00
2/9/2016	800	8.34	6,672.00
2/9/2016	100	8.345	834.50
2/9/2016	53,194	8.35	444,169.90
2/9/2016	1,796	8.36	15,014.56
2/9/2016	2,977	8.37	24,917.49
2/9/2016	310	8.38	2,597.80
2/9/2016	840	8.39	7,047.60
2/9/2016	2,793	8.4	23,461.20
2/9/2016	1,849	8.41	15,550.09
2/9/2016	1,600	8.42	13,472.00
2/9/2016	2,412	8.43	20,333.16
2/9/2016	2,160	8.44	18,230.40
2/9/2016	300	8.45	2,535.00
2/9/2016	2,253	8.46	19,060.38
2/9/2016	100	8.465	846.50
2/9/2016	2,700	8.47	22,869.00
2/11/2016	13,433	8.1	108,807.30
2/11/2016	2,762	8.14	22,482.68
2/11/2016	6,109	8.16	49,849.44
2/11/2016	11,038	8.19	90,401.22
2/11/2016	5,045	8.27	41,722.15
2/11/2016	700	8.28	5,796.00
2/11/2016	4,808	8.3	39,906.40
2/11/2016	300	8.34	2,502.00
2/11/2016	100,574	8.35	839,792.90
2/12/2016	6,954	8.15	56,675.10
2/12/2016	16,085	8.25	132,701.25
2/16/2016	650	7.84	5,096.00
2/16/2016	2,594	7.88	20,440.72
2/16/2016	677	8.05	5449.85
2/18/2016	120,066	9.30	111,661.38